United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Table of Contents:

Presentation
Signature Page

Electric Vehicle Revolution and Implications for New Energy Metals Robert Morris EVP Marketing and Sales, Vale Base Metals Bank of America Merrill Lynch Metals, Mining and Steel Conference 2018

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

How we got here…

4 9h Avenue,NYC,Easter 1900

5 9h Avenue,NYC,Easter 1913

6 Shanghai,2015

7 There are many drivers contributing to the shift towards electric vehicles (EVs) Movement towards renewable energy Tightening of emissions regulations across the globe Restrictions on internal combustion engines (ICEs) Monetary and other incentives China is the main driver

8

Large sums of capital committed

Volkswagen	• Volkswagen invests US$ 40 billion on electric cars. "With the planning round now approved, we are laying the foundation for making Volkswagen the world's No. 1 player in electric mobility by 2025," Chief Executive Matthias Mueller. Nov 24, 2017
JAC	• Volkswagen & JAC Put $12 Billion Into Chinese EV Boom. JAC has had a range of electric cars under the iEV name and has an established production base in China. It will […] help the introduction of 40 locally produced vehicles. Nov 25, 2017
Daimler	• "We want to shape the profound transformation of the automotive industry." […] $11.7 billion to introduce 10 pure electric and 40 hybrid models, […] electrify its full range of vehicles, from minicompact commuters to heavy-duty trucks. Reuters - Jan 15, 2018
Ford	• Ford Motor Executive Chairman Bill Ford Jr said of the company's $11 billion investment, announced on Sunday at the North American International Auto Show in Detroit. Reuters - Jan 15,2018
Other ex-China	• Over US$ 20 billion of investments announced: Porsche (US$ 8 billion), Tesla (US$ 5 billion), BMW (US$ 2.7 billion), Dyson (US$ 2.6 billion), Toyota (US$ 1.6 billion), Mercedes (US$ 1 billion).
China	• Estimates of over US$ 100 billion in committed capital for investments related to electric vehicles.

9 There is a growing consensus that EV production will grow exponentially Number of electric vehicles1 Millions of EVs Vale EV Upside Case Vale EV Conservative Case 50 45 40 share by 2025 35 30 25 20 A 15 10 5 0 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 1 Including Plug-in Hybrid Electric Vehicle (PHEV) and Battery Electric Vehicle (BEV) Source: Public Announcements, Media, Vale Analysis 17%-38% of market share by 2030 BofA 8%-20% of marketBerstein Barclays McKinsey UBS Bof BMO CRU World Bank Bloomberg Morgan Stanley Wood Mackenzie

10 The key ingredients in the batteries of Electric Cars are the New Energy Metals Typical BEV battery composition Using NCM 622 chemistry Chemistry favors more nickel and less cobalt Battery types 811 60 kWh Cu 78 kg 11 37 12 kg kg kg Li Ni Co Energy density Nickel rich NCMNCA LOWER COST HIGHER DENSITY NCMLCO 622 LFP NCM 111 HIGHER COST LOWER DENSITY Cost

Implications for New Energy Metals

12 Demand for nickel from the battery market will reshape the nickel industry Nickel demand for NEV batteries Breakdown of Ni demand 2017 vs. 20301 % Kt Conservative Upside 2018E 2025E 2030E 1 Considers Vale’s expected demand growth from battery market by 2030 (50% Upside Case and 50% Conservative Case). Class I market today 1,700 890 590 38 260

13 As a result, the nickel production will need to grow to supply the EV battery market market balance1 • There is availability nickel and technologies to extract it are well known of Class I (non-stainless) Kt Ni Class I surplus Class I inventory 400 200 0 -200 -400 -600 -800 -1,000 -1,200 Class I deficit • Capital costs are high and development cycles are long The nickel industry will need to invest up to US$ 70 billion by 2030 Currently, prices are not reflecting the need to grow nickel mining to such an extent • • 1 Including only highly probable projects Note: Considers the amount of capital expenditures needed to provide sufficient supply based on third -party sources estimates (CRU and Wood Mackenzie) and Vale’s expected deficit by 2030 (50% Upside Case and 50% Conservative Case). 2017 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E

14 Other New Energy Metals will have their own challenges to meet the growing demand of EVs Copper Although not directly used in battery chemicals, copper is critical for motors and infrastructure • Demand from electrification adds but does not transform the copper market The copper industry will need to invest up to US$ 40 billion by 2030 to support electrification Challenged with declining ore grades Next wave of projects needed Cu • Li • • Ni Co

15 Other New Energy Metals will have their own challenges to meet the growing demand of EVs Cobalt Cobalt is needed to help stabilize nickel within the battery, efforts are being made to minimize its content but it is difficult to completely eliminate it • Cobalt supply is inelastic and heavily dependent on DRC source DRC copper mining could support cobalt, as a by-product, in the near term Increased expected nickel production can also support higher cobalt supplies as a by-product However, timing of supply growth versus demand growth may result in continued deficits that may lead to persistent high prices Cu • Li • Ni • Co • High prices are likely to de-incentivize use of cobalt in batteries vs. other metals such as nickel

16 The nickel mining industry is lagging behind in investments due to the lack of incentive price The downstream industry has committed over US$ 150 billion The nickel industry needs better prices Cu Over US$ 40 billion needed in investments for copper Co Cobalt is constrained inasmuch as Ni and Cu are under invested Meanwhile, over US$ 150 billion committed by the downstream industry Ni Over US$ 70 billion needed in investments for nickel

VALE

Sources Number of electric vehiclesgraph (slide #9) CRU – Nickel Market Outlook (January 2018) BMO - The Lithium Ion Battery and the EV Market: The Science Behind What You Can’t See (February, 2018) – Bull scenario Bloomberg – Long-term Electric Vehicle Outlook 2017 (July, 2017) BofA – Global Electric Vehicle Primer: Fully charged by 2050 (October 04, 2017) McKinsey – The future of Nickel: A class act (November 2017) Barclays - Global Autos & Auto Parts: Industrie 4.0 vs. Tesla's 'lights out’? (April 17, 2018) UBS – Evidence Lab Electric Car Teardown – Disruption Ahead? (May 18, 2017) World bank – The Growing Role of Minerals and Metals for a Low Carbon Future (June 2017) Morgan Stanley – Global Investment Implications of Auto 2.0 (April 19, 2016) Wood Mackenzie – The rise of the electric car: how will it impact oil, power and metals? (November 2017) Bernstein - Electric Revolution 2018: The Resistance, Part 3 - Raw material bottlenecks in the EV supply chain (February 23, 2018) Govt targets

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 16, 2018		Director of Investor Relations